  EXHIBIT 99.1

Mogo Announces Filing of Preliminary Base Shelf Prospectus to Replace Recently Expired Base Shelf Prospectus

Vancouver, British Columbia, August 4, 2023 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced that it has filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Quebec. The Shelf Prospectus, when made final and effective, will enable Mogo to offer up to US$250 million of common shares, preferred shares, debt securities, warrants to purchase common shares, preferred shares or debt securities, or any combination thereof (collectively, the “Securities”) at any time during the 25-month period that the Shelf Prospectus remains effective. The final base shelf prospectus is expected to be filed in the week of August 14, 2023, and will replace the Company’s previous short form base shelf prospectus which expired on May 15, 2023.

The terms of future offerings, the intended use of the net proceeds resulting from such offerings and the terms of the Securities to be offered, if any, will be established at the time of any such offering and will be described in a prospectus supplement filed with the applicable Canadian securities commissions at the time of such an offering. The company currently has no plans to undertake a financing.

A copy of the Shelf Prospectus is available at www.sedarplus.ca.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Mogo

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s trade app, MogoTrade, offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the Shelf Prospectus, the effectiveness and timing thereof and any future offerings. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.ca and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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